Exhibit 99.27

Loncor Resources Inc.

PRESS RELEASE

LONCOR PROVIDES INITIAL GOLD ASSAY RESULTS FROM ITS
NEW MAKAPELA PROSPECT AT THE NGAYU PROJECT

Channel sample results include 3.05 metres grading 33.4 g/t Au and 4.2 metres grading 11.6 g/t Au

Toronto, Canada – June 3, 2010 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to provide initial assay results from the new Makapela prospect at the Company’s Ngayu project in Orientale Province in northeastern Democratic Republic of Congo (the “DRC”). Loncor has an option for 100 percent of the gold rights at Ngayu.

The Makapela prospect is located approximately 50 kilometers NNW of the Yindi main camp in the north of the Company’s Ngayu project area. The Ngayu project, located 270 kilometres northeast of the city of Kisangani, totals 4,550 square kilometers and covers most of the Ngayu Archaean Greenstone Belt in the DRC.

The Makapela prospect is the site of a new discovery by artisanal miners with diggings reported to have started in 2006. The Main artisanal pit, measuring approximately 100 metres by 50  metres with a depth of 25 metres, consists of a subvertical series of sub-parallel, mineralized quartz veins in highly altered banded ironstones (BIF) and talc sericite schists. Another artisanal excavation, the North pit, with a length of 180 metres, was recently opened up 320 metres along strike to the NNE of the Main pit.  The digging of a third pit recently commenced a further 1,600 metres to the NNE of the  North artisanal pit.

Locality plans of the Makapela prospect can be viewed on the Company’s website at http://www.loncor.com/i/maps/Makapela_MAINPIT.jpg (Figure 1) and http://www.loncor.com/i/maps/Makapela_NORTHPIT.jpg (Figure 2).

A series of six channel sample profiles were undertaken perpendicular to strike in the Main pit over a strike length of 85 metres (see Figure 1 for location of channel sample profiles). Using a cut-off of 0.5 g/t Au and no top cut, results from the six channel samples were as follows:

MC001   4.20 metres grading 11.6 g/t Au
MC002   3.15 metres grading 2.22 g/t Au
MC003   5.80 metres grading 0.79 g/t Au (open to southeast)
MC004   3.50 metres grading 0.76 g/t Au
MC005   1.00 metre grading 0.65 g/t Au
MC006   3.05 metres grading 33.4 g/t Au (open to northwest)

Three channel sample profiles were also undertaken in the North pit perpendicular to strike  over a strike length of 180 metres (see Figure 2 for location of channel sample profiles). Using a cut-off of 0.5 g/t Au and no top cut, results from the three channel samples were as follows:

MC008     4.60 metres grading 1.55 g/t Au (open to southeast)
MC009     5.70 metres grading 5.23 g/t Au
MC010     2.32 metres grading 2.91 g/t Au (open to southeast)

Due to the subvertical nature of the quartz veins host lithologies, it is estimated that the channel sample mineralized widths equate to true thicknesses.

Grab rock sampling was also undertaken by Company geologists on the mineralized quartz veins and altered BIF and sericite schist wall rocks in the two artisanal pits. A total of 9 vein quartz grab samples returned results of between 0.28 and 140 g/t Au, averaging 37.19 g/t Au (no top cut undertaken). Visible gold was observable in two of these samples. A total of 22 wall rock samples of talc sericite schist and BIF lithologies assayed between 0.06 and 10.30 g/t Au, averaging 1.38 g/t Au (no top cut undertaken)

A review of historical stream sediment sampling undertaken in the 1950’s highlights anomalous gold in streams in the vicinity of the Makapela workings and indicates an anomalous area of 4 by 2 kilometers with gold in stream values greater than 1.0 g/t Au.

Commenting on these initial results at Makapela, Peter Cowley, President and C.E.O. of the Company, said: "The Makapela prospect is not a documented site of previous gold production and was discovered by artisanals only four years ago. Makapela highlights the potential to make significant new discoveries in the Ngayu greenstone belt. These encouraging results from the series of channel sample profiles across the two artisanal pits indicate a total strike length of 600 metres, which is open to the north and south. Gridding, soil and further rock sampling is continuing at Makapela to outline targets for drilling which is scheduled to begin during the third quarter of this year.”

The rock samples collected were placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were prepared and analyzed for gold by fire assay using a 50g charge. The samples were crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks are being used.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified  and compiled by the Company's geological staff based in Butembo, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold and platinum exploration company with three projects in the DRC: the Ngayu, North Kivu and Bas Congo projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.